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October 5, 2016

VIA EDGAR CORRESPONDENCE FILING

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Ms. Christina DiAngelo

Re:	GE Institutional Funds (File Nos. 333-29337, 811-08257)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses provided below to the comments given orally by Ms. Christine DiAngelo of the staff of the Securities and Exchange Commission (the “Staff”) on September 2, 2016 with respect to the annual report filed by the Registrant for the fiscal year ended September 30, 2015 with respect to the various series of the Registrant (the “Funds”).

The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in that annual report. We have consulted with the Registrant in preparing and submitting this response letter.

Annual Report Comments

1.	Please de-activate the Edgar series and class information for the Money Market Fund because that series no longer is active.

Response: Comment accepted. That series identifier has been de-activated.

2.	In Note 1, on page 106, there remains a reference to ten Funds. With the de-activation of the Money Market Fund, please change that reference to nine Funds.

Response:  Comment accepted. That change will be made in the disclosure for the next-filed financial statements.

3.	The letter to shareholders does not contain a discussion of the impact on the Registrant from the use of derivatives in the Funds’ portfolios. If, however, derivatives were not used or the impact was not significant, please state that the impact was not material. Please see the Staff’s letter to the Investment Company Institute dated July 30, 2010.

Response: Comment accepted. The Registrant will provide that disclosure in its future annual reports.

United States Securities and Exchange Commission

Division of Investment Management

October 5, 2016

4.	On page 4 there is disclosure with respect to expenses that are paid by the Funds that is not consistent with the unitary fee structure for these Funds. Please review and correct that disclosure as appropriate.

Response: Comment accepted. The disclosure in that note will be revised in future shareholder reports.

5.	The “Change in Value” graphs, such as shown on page 5, use a starting value of $10,000. Please consider whether that starting value is consistent with Instruction 1(d) for Item 27(b)(7) of Form N-1A given the high minimum initial investment for the Funds.

Response: Comment acknowledged. Although the minimum initial investment for the Funds is higher than $10,000, the Registrant believes that a $10,000 starting figure for this graph remains appropriate because smaller accounts will normally comprise a larger aggregated or omnibus account that meets the minimum initial investment for the Fund.

6.	For preferred stock shown on a schedule of investments, such as appearing on page 85, please disclose the dividend rate for the stock.

Response: Comment accepted. Future schedules of investments (filed as part of Form N-Q, and annual and semi-annual reports) will include that information.

7.	On page 87 in note (i) to the Schedule of Investments, please state the terms of the rate for a variable or floating rate security, such as LIBOR + %, rather than just the effective rate at period end.

Response: Comment accepted. Future schedules of investments (filed as part of Form N-Q, and annual and semi-annual reports) will include that information as part of the security description in the schedule of investments.

8.	In the Statement of Operations, on page 100, there is a line item for “Other expenses.” Please supplementally explain what is included in those expenses.

Response: Comment accepted. The expenses included in other expenses are not the responsibility of the investment adviser as part of the advisory and administration fee. These other expenses include the following: Trustee out-of-pocket expenses, interest, taxes and extraordinary expenses.

9.	In note 1, on page 106, please disclose the diversified status of the Funds.

Response: Comment accepted. Note 1 to the financial statements in future shareholder reports containing similar disclosure will state that each Fund is a diversified investment company within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

10.	In note 1, on page 106, please confirm that transactions with related parties, to the extent known, are appropriately disclosed in the financials as required by ASC-850-10-50. In particular, please confirm there is appropriate disclosure with respect to shareholders of record holding, or known to beneficially own, 10% or more of a Fund’s outstanding shares, as well as other affiliates of the Fund.

Response: Comment accepted. Each transaction between a Fund and an affiliate of that Fund (or second-tier affiliate) within the meaning of the Investment Company Act was conducted in the ordinary course and complied with the applicable requirements of rules adopted under Section 17(a) or 17(d), such as Rule 17a-7. Ordinary course transactions included purchases and redemptions for cash or, if done on an in-kind basis, in compliance with Rule 17a-7 and applicable interpretive guidance publicly issued by the Staff. For these reasons, the Registrant believes its disclosure is adequate. In addition, the Registrant will consult with its independent auditors specifically with respect to ASC Topic 850 related party disclosures that should be included in future shareholder reports.

United States Securities and Exchange Commission

Division of Investment Management

October 5, 2016

11.	In note 9, on page 119, related to income taxes, please supplementally explain why there was a tax reclassification (shown as $60,289) with respect to an unrealized loss. It is the Staff’s experience that such a reclassification is not common.

Response: Comment accepted. That reclassification by the Small-Cap Equity Fund related to cost-basis adjustments of certain REIT securities held by the Fund.

Prospectus Comments

12.	In the Registrant’s prospectus, dated January 28, 2016, with respect to the Funds, the prospectus summaries for the U.S. Equity Fund, the U.S. Large-Cap Core Equity Fund, the Premier Growth Equity Fund and the International Equity Fund, state in the disclosure of the principal investment strategies that the portfolio managers may also use various types of derivative instruments (such as options, futures and options on futures) to gain or hedge exposure to certain types of securities as an alternative to investing directly in or selling such securities. Based on the Staff’s review of the investments made by these Funds over the past three years, futures contracts have been used but options have not. Please consider removing references in the prospectus summary to the use of options for these Funds.

Response:  Comment accepted. The references in the prospectus summary to the use of options for these Funds will be removed in its next annual prospectus update expected to be effective before the end of January 2017.

13.	The U.S. Large-Cap Core Equity Fund defines a large cap company as one with a market capitalization of at least $8 billion. Please explain the basis for this level, such as a recognized securities index. It is the Staff’s view that investment companies more typically define large cap companies as those with market capitalizations of at least $17 billion. Please also consider changing the definition used if it is no longer supported by relevant securities market information or indexes.

Response: Comment accepted. The Registrant will update that minimum capitalization level to state that it is the lowest capitalization company in a recognized large cap index, and will identify the index and the specific level, in its next annual prospectus update expected to be effective before the end of January 2017.

14.	The Premier Growth Equity Fund holds more than 25% of its total assets in companies included within the technology sector. Please supplementally explain why a principal risk should not be included with respect to that Fund’s disclosure to the technology sector.

Response: Comment accepted. The Registrant will include in its next update of this prospectus summary a risk factor with respect to the Fund’s exposure to risks related to companies in the technology sector.

15.	The International Equity Fund has held more that 25% of its total assets in Japanese companies for the past three years. Please include a principal risk with respect to risks related to investments in Japanese companies.

Response: Comment accepted. The Registrant will include in its next update of the prospectus summary for this Fund a risk factor with respect to the Fund’s exposure to risks from investing in Japanese companies.

United States Securities and Exchange Commission

Division of Investment Management

October 5, 2016

16.	The Strategic Investment Fund has experienced portfolio turnover in excess of 100% for the past five years. Please include in the prospectus summary for that Fund disclosure about portfolio turnover as a principal strategy.

Response: Comment accepted. Portfolio turnover is not a deliberate strategy for this Fund. Rather, a relatively high turnover rate is a by-product of the strategy. For that reason, the Registrant will add a reference to high portfolio turnover as a consequence of the Fund’s principal strategies, and will add a principal risk with respect to portfolio turnover, in the next update of that Fund’s prospectus summary.

Other Comments

17.	Three Form N-17f-2 filings with the Certificate of Accounting were made by the Registrant on the same day (Dec. 8, 2015). It is the Staff’s view that those filings do not fully reflect the correct custody examination required three times each year by an independent public accountant, with two such examinations without prior notice.

Response: Comment acknowledged. Please note that the custody examinations were conducted as of June 19, 2015, August 7, 2015 and September 25, 2015 as reflected in the referenced filings of Form N-17f-2.

18.	In one Form N-17f-2 filing, the independent accountant’s report erroneously refers to examining the period from June 19, 2015 (as the date of its last examination) through August 7, 2015. The Staff thinks that the correct date reference should be the date of the last examination on December 19, 2014, unless there was another examination report for which a filing was not made.

Response: Comment acknowledged. As provided in the response to comment 17 above, custody examinations were conducted as of June 19, 2015, August 7, 2015 and September 25, 2015 as reflected in the referenced filings of Form N-17f-2.

*       *       *       *       *

As requested, we also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
PAUL HASTINGS LLP

cc:	Joon Won Choe, SSGA (as successor to GEAM)